Document Number: 001

001: Corporate Code of Conduct

Applies to TransAlta Corporation and all Subsidiaries

Approved by: Board of Directors Effective Date: 2002/01/01 Content & Interpretation: President and Chief Executive Officer

A Message About the Corporate Code of Conduct from the President and Chief Executive Officer:

To TransAlta Employees:

"One of our company's most valuable assets is its reputation for integrity and honesty.  Maintaining this reputation is one of our most important jobs.  To safeguard the TransAlta reputation, each of us must conduct ourselves in accordance with the highest ethical standards.

The Code of Conduct is intended to help each of us to understand our responsibilities and make the right choices during our daily business activities as representatives of TransAlta.  They go beyond ensuring we just comply, as we must, with the laws, rules and regulations governing our activities in all the jurisdictions where we do business.

Each of us is responsible for TransAlta's reputation.  I am confident that you will join me in maintaining the integrity and honesty in our business activity that has made TransAlta not only an industry leader, but also a place where we can be proud to work."

TRANSALTA'S CORPORATE CODE OF CONDUCT

TransAlta Corporation is committed to increasing its value to employees, shareholders, the communities in which it does business and other key stakeholders through strategic investments in Canada and internationally.  TransAlta employees fulfill this commitment while upholding the highest level of ethical conduct and meeting responsibilities as good corporate citizens.  All employees are responsible for complying with the Code of Conduct and its associated corporate policies as follows:

Respect in the workplace:  TransAlta recognizes a shared responsibility on behalf of all employees to exercise the basic principles of respect and dignity in all working relationships.  TransAlta enforces a policy of zero tolerance for demeaning, offensive, harassing or discriminatory behavior.  We practice the principle of equal employment opportunity without regard to race, religion, national origin, gender, age, physical disability or political affiliation.   All employees are responsible for ensuring there is a safe and secure working environment.

Conflicts of interest and fair dealings:  TransAlta employees must ensure that no conflict exists between their personal interests and those of TransAlta.  TransAlta employees and members of the board of directors are committed to conducting their business affairs in TransAlta’s best interests by dealing with customers, suppliers, contractors, competitors, existing and potential business partners and other TransAlta employees in a manner that avoids real, perceived or potential conflicts of interest.

Competition:  TransAlta competes dynamically in an ethical and legitimate manner, complying with the competition and anti-trust laws of the jurisdictions in which it does business.  TransAlta and its employees do not collude or collaborate with competitors to divide markets, restrict production or fix prices.  We do not engage in unethical business strategies to obtain a market monopoly.  TransAlta employees do not slander competitors or their products, improperly seek competitor information or attempt to influence suppliers illegally.

Insider trading:  TransAlta complies with all applicable securities laws and regulations to ensure that material, non-public information (“inside information”), is disclosed using proper authority and in accordance with the law.  Only those employees who have a need to know receive inside information before it is released to the public.  TransAlta insiders do not use inside information for personal profit and do not take advantage of inside information by trading, or providing inside information to others to trade in TransAlta securities.

Ethical business conduct:  TransAlta and its employees act honestly and with integrity in all business relationships with competitors, potential business partners, suppliers, customers and government officials.  We exercise good business judgment in extending business courtesies and never accept or offer bribes, favours or “kickbacks” for the purpose of securing business transactions. We ensure that all payments are necessary, lawful and properly documented. International transactions are conducted in accordance with the Corruption of Foreign Officials policy.

Compliance with laws:  TransAlta complies with all the applicable laws, rules and regulations of the various jurisdictions in which it does business.

Accounting or auditing issues:  As part of its general compliance with laws, rules and regulations (referred to above), TransAlta's policy is to comply with all financial reporting and accounting rules and regulations applicable to the Company.  If any employee, officer or other person has concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of the Board of Directors which will, (subject to its duties arising under applicable law, regulations and legal proceedings), treat such submissions confidentially.  Such submissions may be directed to the attention of the Audit Committee, the Chair thereof or any director who is a member of the Audit Committee, c/o the Corporate Secretary of the Company, 110 - 12 Avenue S.W., Calgary, T2R 0G7.

Protecting TransAlta’s Assets:  TransAlta employees have a collective responsibility to protect the corporation’s assets from fraud and theft and ensure records are accurate, timely and complete.  Transactions with third parties are to be recorded in writing.  Information is a key asset of the company so employees are required to safeguard TransAlta’s proprietary and confidential information as well as proprietary information that has been entrusted to TransAlta by others.

Health and safety:  TransAlta is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

Environment and sustainable development:  TransAlta is committed to meeting or surpassing all environmental legislation, regulations, permits and licenses and to continuously improving our environmental performance consistent with defined goals.

Social responsibility:  TransAlta believes being a good corporate citizen is an important measure of our success as a company.  We give back to the communities in which we do business by focusing on activities that make a meaningful difference.  In recognition of our increasing international presence, we respect the cultures and customs of the places where we operate without compromising consistent ethical standards.

LIVING THE COMMITMENTS:

The Code of Conduct and its associated corporate policies apply to all employees of TransAlta and its controlled affiliates.  Employees are obligated to have a basic understanding of all the policies and a more detailed understanding of the policies that directly affect their work.  When in doubt about the interpretation or application of a particular policy, employees should seek assistance from their manager, the Corporate Secretary, a member of Legal Services or Internal Audit.

TransAlta’s leaders have the additional obligation to lead by example, using their own behavior as a model for all employees, and to enforce the policies that enact the Code of Conduct by providing education, legal counseling and a business environment that promotes policy compliance.  Leaders are responsible for identifying which policies have application to their staff and recognizing ethical conduct.   Leaders are also responsible for gathering feedback and continuously improving policy implementation and compliance.

Employees are required to comply with the Code of Conduct and the underlying policies and procedures. Anyone who has a concern about what constitutes ethical conduct or whether a certain course of action violates the Code of Conduct is expected to raise the concern immediately with their manager, the Corporate Secretary, Internal Audit or a member of Legal Services.  Any actual, possible or suspected violation must be reported immediately.  Employees are strictly prohibited from taking retribution against another employee for reporting a violation.

Every year, TransAlta employees will be asked to acknowledge their commitment to the letter and spirit of the Code of Conduct and its associated corporate policies and will be required to sign the acknowledgement indicating compliance with the Code of Conduct.  Newly recruited employees must sign the acknowledgement when they start work at TransAlta.  Any independent third party, such as consultants, agents or independent contractors, retained to do work or represent TransAlta’s interests may also be asked to acknowledge the Code of Conduct principles and corporate policies applicable to their work.